                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



/X/ Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 1997.

/ /  Transition report pursuant to Section 15(d) of the Securities Exchange Act
     of 1934 for the transition period from         to
                                           --------    --------

         Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Ogden 401(k)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                Ogden Corporation
                             Two Pennsylvania Plaza
                            New York, New York 10121

                                    Signature


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden 401(k) Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      OGDEN PROFIT SHARING PLAN
                                      ADMINISTRATIVE COMMITTEE


                                       By: /s/ Robert M. DiGia
                                           -------------------------------
                                               Robert M. DiGia
                                               Chairman of the Ogden
                                               401(K) Plan Administrative
                                               Committee

Date:    June 29, 1998

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 1997

/ /            Transition report pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 for the
               transition period from        to
                                      ------    ------

                         Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Ogden Projects Profit Sharing Plan
                                  40 Lane Road
                                  P.O. Box 2615
                            Fairfield, NJ 07007-2615

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Ogden Corporation
                             Two Pennsylvania Plaza
                               New York, NY 10121

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden Projects Profit Sharing
Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OGDEN PROJECTS PROFIT SHARING
PLAN ADMINISTRATIVE COMMITTEE



By:     /s/ Andrea R. Ehrlich
     -----------------------------
        Andrea R. Ehrlich
        Member of the Ogden Projects Profit
        Sharing Plan Administrative Committee


Date: June 29, 1998

                                The Ogden 401(k) Plan
                                Financial Statements for the
                                Years Ended December 31, 1997 and 1996, and
                                Independent Auditors' Report

THE OGDEN 401(k) PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                    Page

INDEPENDENT AUDITORS' REPORT                                          1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1997 AND 1996:

   Statements of Net Assets Available for Benefits                    2

   Statements of Changes in Net Assets Available for Benefits         3

   Notes to Financial Statements                                    4-13

SUPPLEMENTAL SCHEDULES FOR THE
   YEAR ENDED DECEMBER 31, 1997:

   Item 27a - Schedule of Assets Held for Investment Purposes        14

   Item 27d - Schedule of Reportable Transactions                    15

INDEPENDENT AUDITORS' REPORT


The Ogden 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Ogden 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





June 23, 1998

THE OGDEN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


                                                         1997           1996
                                                     ------------   ------------
ASSETS:
  Investments (Note 3):
    Interest bearing cash                            $ 12,661,819   $ 17,682,975
    Ogden common stock                                 11,874,801     10,440,000
    Common/collective trust                            41,768,882     23,343,753
    Registered investment companies                    46,720,932     37,177,255
    Participant notes receivable                        7,357,863      7,127,250
    Investment contracts with insurance
      companies                                        28,408,372     32,824,977
                                                     ------------   ------------
           Total investments                          148,792,669    128,596,210
                                                     ------------   ------------
  Receivables:
    Employer                                              275,462        266,510
    Employee                                              624,174        562,265
    Accrued income                                      1,221,352      1,372,452
                                                     ------------   ------------
           Total receivables                            2,120,988      2,201,227
                                                     ------------   ------------
           Total assets                               150,913,657    130,797,437

LIABILITIES                                                  --           46,256
                                                     ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS (Note 4)           $150,913,657   $130,751,181
                                                     ------------   ------------
                                                     ------------   ------------



See notes to financial statements.

THE OGDEN 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                                 1997              1996
                                                                             -------------    -------------
EARNINGS/(LOSSES) ON INVESTMENTS (Note 5):
  Net investment gain from master trust:
    Interest and dividends                                                   $        --      $   2,486,140
    Net realized and unrealized appreciation of assets                                --          2,540,772
    Administrative expenses                                                           --           (352,262)
                                                                             -------------    -------------
          Net investment gain from master trust                                       --          4,674,650
                                                                             -------------    -------------
  Net investment gain from registered investment companies:
    Interest and dividends                                                       4,348,601        1,319,134
    Net realized and unrealized appreciation of assets                           2,401,957        2,209,316
                                                                             -------------    -------------
          Net investment gain from registered investment companies               6,750,558        3,528,450
                                                                             -------------    -------------
  Net investment gain from Ogden common stock:
    Interest and dividends                                                         606,281          709,593
    Net realized and unrealized appreciation (depreciation) of assets            4,394,744         (381,147)
                                                                             -------------    -------------
          Net investment gain from Ogden common stock                            5,001,025          328,446

  Net realized and unrealized appreciation from common/collective
     trust                                                                       8,126,086        2,696,070
  Interest on participant notes receivable                                         523,259          292,539
  Interest on investment contracts with insurance companies                      2,196,730        1,563,803
  Interest on interest-bearing cash (including money markets)                      414,218          479,282
                                                                             -------------    -------------
          Total earnings on investments                                         23,011,876       13,563,240
                                                                             -------------    -------------
CONTRIBUTIONS (Note 5):
  Employer                                                                       3,205,335        4,322,131
  Employee                                                                       8,071,526        9,073,036
  Rollovers                                                                         77,840           96,042
                                                                             -------------    -------------
          Total contributions                                                   11,354,701       13,491,209

DISTRIBUTIONS TO PARTICIPANTS (Note 5)                                         (14,075,292)     (16,415,613)

EXPENSES                                                                          (362,131)        (132,605)

NET TRANSFER (TO) FROM OTHER PLANS (Note 6)                                        233,322      (17,159,653)
                                                                             -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                                  20,162,476       (6,653,422)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR (Note 4)                                                   130,751,181      137,404,603
                                                                             -------------    -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR (Note 4)                                                       $ 150,913,657    $ 130,751,181
                                                                             -------------    -------------
                                                                             -------------    -------------



See notes to financial statements.

THE OGDEN 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of The Ogden 401(k) Plan (the "Plan") are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

     a. Investment Funds - Effective June 3, 1996, the Plan retained the American Express Trust Company to serve as the Trustee (the "Trustee") of the Plan's assets. Prior to this date, the Plan's assets were held in a master trust by the Bank of New York Trust Company (the "Predecessor Trustee") as trustee for the benefit of various Ogden Corporation subsidiary plans. During 1997 and 1996, the Plan included the following funds in which participants could elect to invest their Plan assets:

          o Equity Fund - Investments in a diversified portfolio of equity securities.

          o    Stock Fund - Investments in common stock of Ogden Corporation.

          o Fiduciary Capital Management Fixed Income Fund ("Fixed Income Fund") - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

          o Merrill Lynch Treasury Fund ("Treasury Fund") - Investments in U.S. Treasury bills and notes generally with maturities of one year or less.

          o Fidelity Magellan Mutual Fund ("Magellan Fund") - Investments in a mutual fund consisting primarily of common stocks and securities convertible to common stock, under the management of Fidelity Investments.

          o T. Rowe Price International Stock Fund ("International Fund") - Investments in a mutual fund consisting of stocks of established, non-U.S. companies under the management of T. Rowe Price Associates.

          o American Express Equity Index Fund II ("AMEX Equity Fund") - Investments in a collective trust consisting of a diversified portfolio of equity securities under the management of American Express Trust Company.

          o IDS Mutual Fund Balanced Portfolio ("IDS Balanced Fund") - Investments in a mutual fund consisting primarily of common stock, preferred stock and debt securities under the management of IDS Mutual.

          o Templeton Foreign Fund ("Templeton Fund") - Investments in a mutual fund consisting primarily of established, non-U.S. companies under the management of Templeton Associates.

          During 1997, the Plan announced the addition of the following funds in which participants could elect to invest their Plan assets:

          o IDS Growth Fund ("IDS Growth Fund")--Investments in a mutual fund seeking to provide long-term growth of capital primarily in growth, improving, and technology companies.

          o IDS New Dimensions Fund ("IDS Dimensions Fund")--Investments in a mutual fund which invests primarily in common stocks of U.S. and foreign companies in which economic and technical changes may take place.

          o U.S. Government Securities Fund II ("Government Securities Fund") --Investments in a collective money market fund, managed to provide maximum current income consistent with conserving capital and maintaining high liquidity.

          Also, during 1997, the Plan announced that the following funds would no longer be offered as investment options:

          o    Merrill Lynch Treasury Fund

          o    Fidelity Magellan Mutual Fund

     b. Investment Valuation--Investments in securities listed on national securities exchanges are valued at the closing composite prices published for the last business day of the year. Other investments in securities are stated at fair value as determined by the Trustee. Investments in guaranteed investment contracts included in the Fixed Income Fund are stated at cost plus accrued income. Investments in the Treasury Fund are stated at cost plus accrued income which approximates fair value.

     c. Investment Transactions and Investment Income--Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     d. United States Federal Income Taxes--The Internal Revenue Service has determined and informed the Company by letter dated June 14, 1995 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     e. Use of Estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

     a. General Information - Effective June 3, 1996, the Company changed the Plan name from the Ogden Profit Sharing Plan to The Ogden 401(k) Plan. The Plan is an employee savings plan providing for both employer and employee contributions. The Plan was established as the Ogden Food Service Corporation Savings and Security Plan by Ogden Food Service Corporation on January 1, 1982. The Plan was amended and restated effective January 1, 1991 to conform with the Tax Reform Act of 1986.

          Subsequently, the Company amended and restated the plan again to comply with the requirements of:

          o    The Omnibus Reconciliation Act of 1993

          o    The Unemployment Compensation Amendment of 1992

          o    Applicable revenue rulings and notices thereunder

          o    Miscellaneous administrative policies and procedures

          Other amendments have been made since the Plan's inception to reflect changes in the Plan name and participating Ogden subsidiaries and affiliates adopting the Plan. Participating companies in the Plan include:

          o    Ogden Services Corporation (the Sponsor of the Plan);

          o    Ogden Management Services, Inc.;

          o All subsidiaries and affiliates of the participating companies which adopt the Plan.

     b. Administration of the Plan--Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Ogden Services Corporation (the "Company") and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. Participation--Full-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union and have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed twelve months of employment and 1,000 hours of service.

     d. Contributions--Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 1997 and 1996, participant pre-tax contributions could not exceed $10,000 and $9,500, respectively. The Company matches 100 percent up to the first 3 percent of a participant's annual compensation for participants who are eligible and who elect to contribute.

          A participant's elective contributions and Company contributions are invested, at the direction of the participant, in accordance with one of the following options:

          o    100 percent in one of the Investment Funds; or

          o in more than one Investment Fund allocated in multiples of five percent.

          If a participant does not make such an election, he or she is deemed to have elected investment in the Treasury Fund or the Government Securities Fund.

     e. Loans to Participants--Loans are made to participants at a minimum of $500 and up to the lesser of fifty percent of the vested balance or $50,000 not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants are prohibited from borrowing funds accumulated in the Stock Fund. The interest rate charged is the Wall Street Journal's prime rate plus 1 percent as of the first business day of each month.

     f. Vesting--Employees eligible to participate in the Plan on December 31, 1990 remain 100 percent vested in all past and future Company contributions. Employees eligible to participate in the Plan after December 31, 1990 become 100 percent vested in Company contributions after 5 years of service.

          Participant contributions are immediately 100 percent vested.

     g. Retirement Dates--A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

     h. Amendment or Discontinuance of the Plan--The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

     i.   Form of Benefits--Benefits are paid in one lump sum.

3.   INVESTMENTS

     The following is a summary of the Plan's investments held by the Trustee at December 31, 1997:

Investments at fair value as determined by quoted market price:


  Stock Fund                                                          $ 12,088,890
  IDS Growth Fund                                                       24,671,817
  AMEX Equity Fund                                                      32,952,458
  IDS Balanced Fund                                                     11,640,044
  Templeton Fund                                                         7,726,933
  IDS Dimensions Fund                                                    2,682,138
  Government Securities Fund                                            12,426,592
Investments at contract value as determined by the Trustee--
  Fixed Income Fund                                                     37,224,796
Investments at estimated fair value as determined by the Trustee--
  Loan Fund                                                              7,379,001
                                                                      ------------
Total Plan assets held by the Trustee                                 $148,792,669
                                                                      ------------
                                                                      ------------


        The following is a summary of the Plan's cost of investments held by the Trustee at December 31, 1997 and 1996::


                                       1997            1996
                                   ------------    ------------
Stock Fund                         $  8,611,836    $ 11,041,804
Magellan Fund                              --        18,650,453
IDS Growth Fund                      24,132,282            --
AMEX Equity Fund                     26,310,007      21,091,088
IDS Balanced Fund                    11,659,791      10,215,642
Templeton Fund                        8,213,588       6,691,648
IDS Dimensions Fund                   2,719,541            --
Government Securities Fund           12,426,592            --
Fixed Income Fund                    37,152,812      36,025,144
Treasury Fund                              --        14,231,069
Loan Fund                             7,379,001       7,127,250
                                   ------------    ------------
Total                              $138,605,450    $125,074,098
                                   ------------    ------------
                                   ------------    ------------


     Loans to participants at December 31, 1997 and 1996, which comprise the Loan Fund, are reported at cost which approximates fair value.

     The Fixed Income Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1997 and 1996 for the various investment contracts ranged from 4.82% to 8.16% and 4.75% to 8.16%, respectively. The average yields of the Fixed Income Fund for the years ended December 31, 1997 and 1996 were 6.36% and 6.44%, respectively. All investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. If the investment contracts were reported at fair value, the investment contracts in the Fixed Income Fund would have approximated $29,051,310 at December 31, 1997 and the Plan's beneficial interest in the Fixed Income Fund would have approximated $35,122,438 at December 31, 1996.

4.  ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1997:


                                             AMEX                        Fixed
                                            Equity         Stock         Income           Loan        Templeton
                                             Fund           Fund          Fund            Fund           Fund
                                         ------------   ------------   ------------   ------------   ------------
ASSETS:

INVESTMENTS:
    Interest-bearing cash                $       --     $    214,089   $       --     $     21,138   $       --
    Ogden common stock                           --       11,874,801           --             --             --
    Common/collective trust                32,952,458           --        8,816,424           --             --
    Registered investment companies              --             --             --             --        7,726,933
    Participant notes receivable                 --             --             --        7,357,863           --
    Investment contracts with
      insurance companies                        --             --       28,408,372           --             --
                                         ------------   ------------   ------------   ------------   ------------
          Total investments                32,952,458     12,088,890     37,224,796      7,379,001      7,726,933
                                         ------------   ------------   ------------   ------------   ------------
RECEIVABLES:
  Employer                                     63,234         19,341         37,321           --           27,630
  Employee                                    147,309         39,818         85,163           --           64,126
  Accrued income                                 --          138,182      1,032,409         50,761           --
                                         ------------   ------------   ------------   ------------   ------------
          Total receivables                   210,543        197,341      1,154,893         50,761         91,756
                                         ------------   ------------   ------------   ------------   ------------
TOTAL ASSETS                               33,163,001     12,286,231     38,379,689      7,429,762      7,818,689

LIABILITIES--Other                               --             --             --             --             --
                                         ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                           $ 33,163,001   $ 12,286,231   $ 38,379,689   $  7,429,762   $  7,818,689
                                         ------------   ------------   ------------   ------------   ------------
                                         ------------   ------------   ------------   ------------   ------------



                                             IDS         Government       IDS            IDS
                                           Balanced      Securities    Dimensions       Growth
                                             Fund           Fund          Fund           Fund           Total
                                         ------------   ------------   ------------   ------------   ------------
ASSETS:

INVESTMENTS:
    Interest-bearing cash                $       --     $ 12,426,592   $       --     $       --     $ 12,661,819
    Ogden common stock                           --             --             --             --       11,874,801
    Common/collective trust                      --             --             --             --       41,768,882
    Registered investment companies        11,640,044           --        2,682,138     24,671,817     46,720,932
    Participant notes receivable                 --             --             --             --        7,357,863
    Investment contracts with
      insurance companies                        --             --             --             --       28,408,372
                                         ------------   ------------   ------------   ------------   ------------
          Total investments                11,640,044     12,426,592      2,682,138     24,671,817    148,792,669
                                         ------------   ------------   ------------   ------------   ------------
RECEIVABLES:
  Employer                                     30,822         21,572          7,022         68,520        275,462
  Employee                                     72,133         44,422         17,638        153,565        624,174
  Accrued income                                 --             --             --             --        1,221,352
                                         ------------   ------------   ------------   ------------   ------------
          Total receivables                   102,955         65,994         24,660        222,085      2,120,988
                                         ------------   ------------   ------------   ------------   ------------
TOTAL ASSETS                               11,742,999     12,492,586      2,706,798     24,893,902    150,913,657

LIABILITIES--Other                               --             --             --             --             --
                                         ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                           $ 11,742,999   $ 12,492,586   $  2,706,798   $ 24,893,902   $150,913,657
                                         ------------   ------------   ------------   ------------   ------------
                                         ------------   ------------   ------------   ------------   ------------


The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1996:


                                           AMEX                          Fixed
                                          Equity          Stock         Income        Treasury         Loan
                                           Fund            Fund          Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
ASSETS:

INVESTMENTS:
  Interest-bearing cash                 $       --     $    251,739   $  3,200,167   $ 14,231,069   $       --
  Ogden common stock                            --       10,440,000           --             --             --
  Common/collective trust                 23,343,753           --             --             --             --
  Registered investment companies               --             --             --             --             --
  Participant notes receivable                  --             --             --             --        7,127,250
  Investment contracts with insurance
    companies                                   --             --       32,824,977           --             --
                                        ------------   ------------   ------------   ------------   ------------
          Total investments               23,343,753     10,691,739     36,025,144     14,231,069      7,127,250

RECEIVABLES:
  Employer                                    56,744         18,901         40,433         21,711           --
  Employee                                   120,159         38,849         86,931         44,206           --
  Accrued income                                --          220,389      1,056,853         58,226         36,984
                                        ------------   ------------   ------------   ------------   ------------
          Total receivables                  176,903        278,139      1,184,217        124,143         36,984
                                        ------------   ------------   ------------   ------------   ------------
TOTAL ASSETS                              23,520,656     10,969,878     37,209,361     14,355,212      7,164,234

LIABILITIES--Other                              --           46,033           --              223           --
                                        ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS       $ 23,520,656   $ 10,923,845   $ 37,209,361   $ 14,354,989   $  7,164,234
                                        ------------   ------------   ------------   ------------   ------------
                                        ------------   ------------   ------------   ------------   ------------



                                                                          IDS
                                         Magellan       Templeton       Balanced
                                           Fund            Fund           Fund          Total
                                        ------------   ------------   ------------   ------------
ASSETS:

INVESTMENTS:
  Interest-bearing cash                 $       --     $       --     $       --     $ 17,682,975
  Ogden common stock                            --             --             --       10,440,000
  Common/collective trust                       --             --             --       23,343,753
  Registered investment companies         19,993,500      6,963,227     10,220,528     37,177,255
  Participant notes receivable                  --             --             --        7,127,250
  Investment contracts with insurance
    companies                                   --             --             --       32,824,977
                                        ------------   ------------   ------------   ------------
          Total investments               19,993,500      6,963,227     10,220,528    128,596,210

RECEIVABLES:
  Employer                                    68,716         27,378         32,627        266,510
  Employee                                   142,301         60,079         69,740        562,265
  Accrued income                                --             --             --        1,372,452
                                        ------------   ------------   ------------   ------------
          Total receivables                  211,017         87,457        102,367      2,201,227
                                        ------------   ------------   ------------   ------------
TOTAL ASSETS                              20,204,517      7,050,684     10,322,895    130,797,437

LIABILITIES--Other                              --             --             --           46,256
                                        ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS       $ 20,204,517   $  7,050,684   $ 10,322,895   $130,751,181
                                        ------------   ------------   ------------   ------------
                                        ------------   ------------   ------------   ------------


5.   INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

     The change in net assets available for benefits, by fund, for the year ended December 31, 1997 is as follows:



                                                  AMEX                       Fixed
                                                 Equity         Stock        Income       Treasury         Loan         Magellan
                                                  Fund          Fund          Fund          Fund           Fund           Fund
                                               -----------   -----------   -----------   ------------   -----------   ------------
Net investment gain from registered
  investment companies:
  Interest and dividends                       $      --     $      --     $      --     $       --     $      --     $    533,321
  Net realized and unrealized appreciation
    (depreciation) of assets                          --            --            --             --            --        1,668,050
                                               -----------   -----------   -----------   ------------   -----------   ------------
          Net investment gain from
            registered investment companies           --            --            --             --            --        2,201,371
                                               -----------   -----------   -----------   ------------   -----------   ------------
Net investment gain from Ogden
  common stock:
  Interest and dividends                              --         606,281          --             --            --             --
  Net realized and unrealized appreciation
    of assets                                         --       4,394,744          --             --            --             --
                                               -----------   -----------   -----------   ------------   -----------   ------------
          Net investment gain from
            Ogden common stock                        --       5,001,025          --             --            --             --
                                               -----------   -----------   -----------   ------------   -----------   ------------
Net realized and unrealized appreciation
  from common/collective trust                   7,973,209          --         152,877           --            --             --
Interest on participant notes receivable              --            --            --             --         523,259           --
Interest on investment contracts with
  insurance companies                                 --            --       2,196,730           --            --             --
Interest on interest-bearing cash
  (including money markets)                           --          12,403       114,792        287,023          --             --
                                               -----------   -----------   -----------   ------------   -----------   ------------
          Total earnings on investments          7,973,209     5,013,428     2,464,399        287,023       523,259      2,201,371
                                               -----------   -----------   -----------   ------------   -----------   ------------
Contributions:
  Employer                                         817,808       217,132       474,637       (208,868)         --          388,844
  Employee                                       1,907,949       499,642     1,119,576        211,415          --          789,209
  Rollovers                                         13,705         6,503          --            6,918          --            1,062
                                               -----------   -----------   -----------   ------------   -----------   ------------
          Total contributions                    2,739,462       723,277     1,594,213          9,465          --        1,179,115
                                               -----------   -----------   -----------   ------------   -----------   ------------
Distributions to participants                   (2,127,217)   (1,325,619)   (4,986,773)      (831,695)     (903,739)      (563,208)
Expenses                                           (68,792)      (25,114)     (138,588)       (11,140)         --          (17,315)
Transfers (to) from other plans                       --            --            --             --            --             --
Transfers to (from) the fund                     1,125,683    (3,023,586)    2,237,077    (13,808,642)      646,008    (23,004,480)
                                               -----------   -----------   -----------   ------------   -----------   ------------
Net increase (decrease) in net
  assets available for benefit                   9,642,345     1,362,386     1,170,328    (14,354,989)      265,528    (20,204,517)

Net assets available for benefits,
  beginning of year                             23,520,656    10,923,845    37,209,361     14,354,989     7,164,234     20,204,517
                                               -----------   -----------   -----------   ------------   -----------   ------------
Net assets available for benefits,
  end of year                                  $33,163,001   $12,286,231   $38,379,689   $       --     $ 7,429,762   $       --
                                               -----------   -----------   -----------   ------------   -----------   ------------
                                               -----------   -----------   -----------   ------------   -----------   ------------



                                                                 IDS         Government       IDS           IDS
                                                Templeton      Balanced      Securities    Dimensions      Growth
                                                  Fund           Fund           Fund          Fund          Fund          Totals
                                               -----------    -----------    -----------   -----------   -----------   ------------
Net investment gain from registered
  investment companies:
  Interest and dividends                       $   847,715    $ 1,687,168    $   374,988   $   185,952   $   719,457   $  4,348,601
  Net realized and unrealized appreciation
    (depreciation) of assets                      (335,133)       221,385           --            --         847,655      2,401,957
                                               -----------    -----------    -----------   -----------   -----------   ------------
          Net investment gain from
            registered investment companies        512,582      1,908,553        374,988       185,952     1,567,112      6,750,558
                                               -----------    -----------    -----------   -----------   -----------   ------------
Net investment gain from Ogden
  common stock:
  Interest and dividends                              --             --             --            --            --          606,281
  Net realized and unrealized appreciation
    of assets                                         --             --             --            --            --        4,394,744
                                               -----------    -----------    -----------   -----------   -----------   ------------
          Net investment gain from
            Ogden common stock                        --             --             --            --            --        5,001,025
                                               -----------    -----------    -----------   -----------   -----------   ------------
Net realized and unrealized appreciation
  from common/collective trust                        --             --             --            --            --        8,126,086
Interest on participant notes receivable              --             --             --            --            --          523,259
Interest on investment contracts
  with insurance companies                            --             --             --            --            --        2,196,730
Interest on interest-bearing cash
  (including money markets)                           --             --             --            --            --          414,218
                                               -----------    -----------    -----------   -----------   -----------   ------------
          Total earnings on investments            512,582      1,908,553        374,988       185,952     1,567,112     23,011,876
                                               -----------    -----------    -----------   -----------   -----------   ------------
Contributions:
  Employer                                         381,434        419,088        162,319        38,698       514,243      3,205,335
  Employee                                         898,333        968,245        336,294        96,249     1,244,614      8,071,526
  Rollovers                                          1,477         24,372         11,448          --          12,355         77,840
                                               -----------    -----------    -----------   -----------   -----------   ------------
          Total contributions                    1,281,244      1,411,705        510,061       134,947     1,771,212     11,354,701
                                               -----------    -----------    -----------   -----------   -----------   ------------
Distributions to participants                     (447,117)      (913,040)      (842,126)      (42,811)   (1,091,947)   (14,075,292)
Expenses                                           (18,056)       (25,398)       (17,873)       (3,240)      (36,615)      (362,131)
Transfers (to) from other plans                       --             --          233,322          --            --          233,322
Transfers to (from) the fund                      (560,648)      (961,716)    12,234,214     2,431,950    22,684,140           --
                                               -----------    -----------    -----------   -----------   -----------   ------------
Net increase (decrease) in net
  assets available for benefit                     768,005      1,420,104     12,492,586     2,706,798    24,893,902     20,162,476

Net assets available for benefits,
  beginning of year                              7,050,684     10,322,895           --            --            --      130,751,181
                                               -----------    -----------    -----------   -----------   -----------   ------------
Net assets available for benefits,
  end of year                                  $ 7,818,689    $11,742,999    $12,492,586   $ 2,706,798   $24,893,902   $150,913,657
                                               -----------    -----------    -----------   -----------   -----------   ------------
                                               -----------    -----------    -----------   -----------   -----------   ------------

        The change in net assets available for benefits, by fund, for the year ended December 31, 1996 is as follows:


                                                                 AMEX                         Fixed
                                                 Equity         Equity         Stock          Income       Treasury         Loan
                                                  Fund           Fund           Fund           Fund          Fund           Fund
                                              ------------    -----------    -----------    -----------   -----------   -----------
Earnings on investments:
 Net investment gain from
  master trusts:
  Interest and dividends                      $    575,890    $      --      $   261,780    $ 1,189,254   $   151,729   $   248,773
  Net realized and unrealized appreciation
   (depreciation) of assets                      3,574,458           --       (1,676,220)          --            --            --

  Administrative expenses                         (193,251)          --          (25,099)      (103,748)      (10,400)         --
                                              ------------    -----------    -----------    -----------   -----------   -----------
    Net investment gain (loss) from
     master trust                                3,957,097           --       (1,439,539)     1,085,506       141,329       248,773
                                              ------------    -----------    -----------    -----------   -----------   -----------
  Net investment gain from
   registered investment companies:
   Interest and dividends                             --             --             --             --            --            --
   Net realized and unrealized appreciation
    of assets                                         --             --             --             --            --            --
                                              ------------    -----------    -----------    -----------   -----------   -----------
      Net investment gain from
       registered investment companies                --             --             --             --            --            --
                                              --------        -----------    -----------    -----------   -----------   -----------
  Net investment gain from Ogden
   common stock:
   Interest and dividends                             --             --          709,593           --            --            --
   Net realized and unrealized appreciation
    (depreciation) of assets                          --             --         (381,147)          --            --            --
                                              ------------    -----------    -----------    -----------   -----------   -----------
      Net investment gain from
       Ogden common stock                             --             --          328,446           --            --            --
                                              ------------    -----------    -----------    -----------   -----------   -----------
  Net realized and unrealized
   appreciation from
   common/collective trust                            --        2,696,070           --             --            --            --
  Interest on participant notes receivable            --             --             --             --            --         292,539
  Interest on investment contracts with
   insurance companies                                --             --             --        1,563,803          --            --
  Interest on interest-bearing cash
   (including money markets)                          --             --           20,289         62,880       396,113          --
                                              ------------    -----------    -----------    -----------   -----------   -----------
      Total earnings on investments              3,957,097      2,696,070     (1,090,804)     2,712,189       537,442       541,312
                                              ------------    -----------    -----------    -----------   -----------   -----------
 Contributions:
  Employer                                         561,464        435,247        455,563      1,127,556       392,149          --
  Employee                                       1,120,483        970,156        918,619      2,330,799       739,318          --
  Rollovers                                         29,195          1,892         (4,478)        30,430         3,253        (1,419)
                                              ------------    -----------    -----------    -----------   -----------   -----------
      Total contributions                        1,711,142      1,407,295      1,369,704      3,488,785     1,134,720        (1,419)

  Distributions to participants                 (1,134,481)    (3,016,408)    (1,420,460)    (5,403,171)   (1,112,320)     (740,069)
  Expenses                                            --          (16,774)        (7,500)       (69,722)      (10,725)         --
  Transfers to (from) the fund                 (48,855,746)    24,066,233     (2,565,455)    (3,841,129)    8,177,238       176,643
  Transfers (to) from other plans                     --       (1,615,760)    (2,868,430)    (5,509,458)   (1,701,536)     (872,766)
  Net increase (decrease) in net
   assets available for benefit                (44,321,988)    23,520,656     (6,582,945)    (8,622,506)    7,024,819      (896,299)
  Net assets available for benefits,
   beginning of year                            44,321,988           --       17,506,790     45,831,867     7,330,170     8,060,533
                                              ------------    -----------    -----------    -----------   -----------   -----------
  Net assets available for benefits,
   end of year                                $       --      $23,520,656    $10,923,845    $37,209,361   $14,354,989   $ 7,164,234
                                              ------------    -----------    -----------    -----------   -----------   -----------
                                              ------------    -----------    -----------    -----------   -----------   -----------





                                                                                                     IDS
                                                Magellan       International     Templeton         Balanced
                                                  Fund             Fund             Fund             Fund             Totals
                                              -------------    -------------    -------------    -------------    -------------
Earnings on investments:
 Net investment gain from
  master trusts:
  Interest and dividends                      $      58,640    $          74    $        --      $        --      $   2,486,140
  Net realized and unrealized appreciation
   (depreciation) of assets                         224,621          417,913             --               --          2,540,772
  Administrative expenses                           (12,946)          (6,818)            --               --           (352,262)
                                              -------------    -------------    -------------    -------------    -------------
    Net investment gain (loss) from
     master trust                                   270,315          411,169             --               --          4,674,650
                                              -------------    -------------    -------------    -------------    -------------
  Net investment gain from
   registered investment companies:
   Interest and dividends                           147,777             --            284,345          887,012        1,319,134
   Net realized and unrealized appreciation
    of assets                                     1,739,949             --            306,795          162,572        2,209,316
                                              -------------    -------------    -------------    -------------    -------------
      Net investment gain from
       registered investment companies            1,887,726             --            591,140        1,049,584        3,528,450
                                              -------------    -------------    -------------    -------------    -------------
  Net investment gain from Ogden
   common stock:
   Interest and dividends                              --               --               --               --            709,593
   Net realized and unrealized appreciation
    (depreciation) of assets                           --               --               --               --           (381,147)
                                              -------------    -------------    -------------    -------------    -------------
      Net investment gain from
       Ogden common stock                              --               --               --               --            328,446
                                              -------------    -------------    -------------    -------------    -------------
  Net realized and unrealized
   appreciation from
   common/collective trust                             --               --               --               --          2,696,070
  Interest on participant notes receivable             --               --               --               --            292,539
  Interest on investment contracts with
   insurance companies                                 --               --               --               --          1,563,803
  Interest on interest-bearing cash
   (including money markets)                           --               --               --               --            479,282
                                              -------------    -------------    -------------    -------------    -------------
      Total earnings on investments               2,158,041          411,169          591,140        1,049,584       13,563,240
                                              -------------    -------------    -------------    -------------    -------------
 Contributions:
  Employer                                          742,608          122,424          218,862          266,258        4,322,131
  Employee                                        1,633,438          256,347          506,625          597,251        9,073,036
  Rollovers                                          24,167            3,089            8,849            1,064           96,042
                                              -------------    -------------    -------------    -------------    -------------
      Total contributions                         2,400,213          381,860          734,336          864,573       13,491,209
                                              -------------    -------------    -------------    -------------    -------------
  Distributions to participants                  (1,947,424)        (111,842)        (852,366)        (677,072)     (16,415,613)
  Expenses                                          (15,602)            --             (4,778)          (7,504)        (132,605)
  Transfers to (from) the fund                   10,631,570       (5,306,817)       6,991,482       10,525,981             --
  Transfers (to) from other plans                (2,749,906)            --           (409,130)      (1,432,667)     (17,159,653)
  Net increase (decrease) in net
   assets available for benefit                  10,476,892       (4,625,630)       7,050,684       10,322,895       (6,653,422)
  Net assets available for benefits,
   beginning of year                              9,727,625        4,625,630             --               --        137,404,603
                                              -------------    -------------    -------------    -------------    -------------
  Net assets available for benefits,
   end of year                                $  20,204,517    $        --      $   7,050,684    $  10,322,895    $ 130,751,181
                                              -------------    -------------    -------------    -------------    -------------
                                              -------------    -------------    -------------    -------------    -------------


6.   TRANSFER TO UNICCO SERVICE COMPANY 401(k) PLAN

     During 1996, the Plan sponsor sold a portion of a subsidiary, Ogden Facility Services, to UNICCO Service Company effective June 28, 1996. As a result of the sale, 1,172 participants in the Plan became employees of UNICCO Service Company. Subsequently, the account balances of these former employees were transferred to the UNICCO Service Company 401(k) Plan. The value of assets transferred to the UNICCO Plan aggregated $18,378,139.

                                     ******

THE OGDEN 401(k) PLAN

FORM 5500 ITEM 27a
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

--------------------------------------------------------------------------------


                                                              Shares/                        Market
           Description of Investments                          Units         Cost            Value
OGDEN CORPORATION COMMON STOCK
  INVESTMENTS                                                 421,279    $  8,397,747    $ 11,874,801
                                                                         ------------    ------------
GUARANTEED INVESTMENT CONTRACTS:
  Allstate Life, GA-5336, 7.00%, due 3/31/98                     --         2,057,365       2,057,365
  CNA Life Insurance, GP-13034, 7.74%, due 3/31/00               --         3,721,065       3,721,065
  Commonwealth Life, 302ST, 5.67%, various                       --           506,164         506,164
  Commonwealth Life, 597FR, 6.49%, due 9/30/98                   --         1,243,254       1,243,254
  John Hancock Mutual Life, #7332, 4.82%, due 6/30/98            --           788,527         788,527
  Metropolitan Life, #14020, 8.16%, due 6/30/99                  --         6,059,127       6,059,127
  New York Life, #002, 7.32%, due 3/31/01                        --         3,561,470       3,561,470
  New York Life, #30009, 7.50%, due 9/30/99                      --         5,425,082       5,425,082
  Prudential Life, GA-754-212, 5.01%, due 9/30/98                --           933,221         933,221
  Prudential Life, GA-7541-213, 5.59%, due 6/30/98               --           599,334         599,334
  Sun Life Assurance, #0929G, 6.15%, due 6/30/00                 --         2,585,671       2,585,671
  Transamerica Life, #51132, 4.88%, due 9/30/98                  --           928,092         928,092
                                                                         ------------    ------------
           Total Investment Contract                                       28,408,372      28,408,372
                                                                         ------------    ------------
MUTUAL FUND INVESTMENTS:
  IDS Growth Fund                                             776,087      24,132,282      24,671,817
  IDS Mutual Fund Balanced Portfolio                          847,905      11,659,791      11,640,044
  IDS New Dimensions Fund                                     112,402       2,719,541       2,682,138
  Templeton Foreign Fund                                      776,526       8,213,588       7,726,933
                                                                         ------------    ------------
           Total Mutual Fund Investments                                   46,725,202      46,720,932
                                                                         ------------    ------------
SHORT-TERM INVESTMENTS:
  AMEX Money Market Fund I                                       --           235,227         235,227
  U.S. Government Securities Fund II                             --        12,426,592      12,426,592
                                                                         ------------    ------------
           Total Short-Term Investments                                    12,661,819      12,661,819
                                                                         ------------    ------------
AMERICAN EXPRESS EQUITY INDEX FUND II                       1,273,181      26,310,007      32,952,458

AMERICAN EXPRESS INCOME FUND II                               506,866       8,744,440       8,816,424

PARTICIPANT PROMISSORY NOTE                                      --         7,357,863       7,357,863
                                                                         ------------    ------------
TOTAL ASSETS HELD FOR INVESTMENT                                         $138,605,450    $148,792,669
                                                                         ------------    ------------
                                                                         ------------    ------------


THE OGDEN 401(k) PLAN

FORM 5500 ITEM 27d
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

--------------------------------------------------------------------------------


                                                   Purchase        Selling                       Net Gain/
        Description of Investments                   Price          Price          Cost            Loss
Fidelity Magellan Mutual Fund                     $ 2,951,043    $24,611,987    $22,944,543    $ 1,667,444

IDS Growth Fund                                    28,115,579      4,291,417      3,983,296        308,121

IDS Mutual Fund Balanced Portfolio                  5,138,457      3,940,325      3,699,194        241,131

Merrill Lynch Treasury Fund                         1,912,049     16,143,117     16,143,117           --

Ogden Corporation  Stock                            2,703,108      5,690,795      4,745,016        945,779

American Express Income Fund II                    16,807,640      8,144,092      8,063,200         80,892

U.S. Government Securities Fund II                 16,295,453      3,868,862      3,868,862           --

AMEX Equity Index Fund II                          12,035,181     10,397,030      9,068,927      1,328,103

AMEX Money Market Fund I                            9,397,782      9,435,432      9,435,432           --

AMEX Money Market Fund II                           9,344,874     12,545,041     12,545,041           --


                                        Ogden Projects
                                        Profit Sharing Plan

                                        Financial Statements for the
                                        Years Ended December 31, 1997 and 1996,
                                        Supplemental Schedules for the
                                        Year Ended December 31,1997, and
                                        Independent Auditors' Report

OGDEN PROJECTS PROFIT SHARING PLAN

TABLE OF CONTENTS

-------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1997 AND 1996:

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                           4-12

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1997:

   Item 27(a) -- Schedule of Assets Held for Investment Purposes            13

   Item 27(d) -- Schedule of Reportable Transactions                        14

INDEPENDENT AUDITORS' REPORT


Ogden Projects Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogden Projects Profit Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




May 29, 1998

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996

--------------------------------------------------------------------------------


ASSETS                                            1997          1996
INVESTMENTS                                 $  33,431,346    $29,260,805

RECEIVABLES -- Employer contributions           2,172,065      1,340,692
                                              -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS (Note 4)    $35,603,411    $30,601,497
                                              -----------    -----------
                                              -----------    -----------

See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996

--------------------------------------------------------------------------------


                                                            1997              1996
EARNINGS (LOSSES) ON INVESTMENTS (Note 5):
  Interest and dividends                               $  2,668,266     $    834,934
  Net appreciation in the fair value of investments       3,099,475        2,700,363
  Investment management fees                                (96,852)        (124,323)
                                                       ------------     ------------
            Net investment earnings                       5,670,889        3,410,974
                                                       ------------     ------------
CONTRIBUTIONS (Note 5):
  Employer                                                  831,374        1,340,692
  Employee                                                1,540,373        1,477,616
                                                       ------------     ------------
           Total contributions                            2,371,747        2,818,308
                                                       ------------     ------------
DISTRIBUTIONS TO PARTICIPANTS (Note 5)                   (3,057,099)      (1,952,483)
                                                       ------------     ------------
NET TRANSFER FROM (TO) OTHER PLANS                           16,377           (7,879)
                                                       ------------     ------------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS         5,001,914        4,268,920

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR (Note 5)                             30,601,497       26,332,577
                                                       ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR (Note 4)                                 $ 35,603,411     $ 30,601,497
                                                       ------------     ------------
                                                       ------------     ------------



See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Ogden Projects Profit Sharing Plan (the "Plan") are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

     a. Investment Funds--During 1996, the Plan included the following funds in which participants could elect to invest their Plan assets:

          o Equity Fund--Investments in a diversified portfolio of equity securities.

          o    Stock Fund--Investments in common stock of Ogden Corporation.

          o Fixed Income Fund--Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

          o Merrill Lynch Treasury Fund ("Treasury Fund")--Investments in U.S. Treasury bills and notes generally with maturities of one year or less.

          o Fidelity Magellan Mutual Fund ("Magellan Fund")--Investments in the Magellan Fund, consisting primarily of common stocks and securities convertible to common stock, under the management of Fidelity Investments.

          o T. Rowe Price International Stock Fund ("International Fund")-- Investments in the International Fund, consisting of stocks of established, non-U.S. companies, under the management of T. Rowe Price Associates.

          Effective May 1996 the monies invested in the Fixed Income Fund were invested in the American Express Trust Income Fund II.

          o American Express Trust Income Fund II ("Amex Fund")--Investments in the Amex Fund, consisting primarily of insurance investment contracts, bank investment contracts, stable value contracts and short-term investments under the management of American Express.

          Prior to January 1, 1997, the Plan's beneficial interest in the Ogden Corporation Profit Sharing Group Trust (the "Trust") represented its share of the master trust assets held by The Bank of New York Trust Company as trustee (the "Previous Trustee") for the benefit of various Ogden Corporation subsidiary plans (see Note 3). The common stock of Ogden Corporation held as a result of investments in the Stock Fund was held on behalf of the Trust by the Previous Trustee.

          Shares in group trust funds were determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses, and administrative expenses were determined monthly on the basis of each plan's proportionate share in the Trust assets stated at fair value.

          Effective January 1, 1997, the Plan was no longer invested in the Trust. The Plan's beneficial interest in the Trust on that date was transferred to T. Rowe Price Trust Company as the new trustee (the "Trustee"). In addition the following funds in which participants could elect to invest their plan assets changed: The Equity Fund was transferred to the T. Rowe Price Equity Income Fund ("Equity Income Fund"), which invests in a diversified portfolio of equity securities; and the Amex fund was transferred to the T. Rowe Price Stable Value Fund ("Stable Value Fund"), which primarily invests in guaranteed investment contracts, bank investment contracts and structured investment contracts. All other investment funds remained in tact. Also, effective January 1, 1997, the T. Rowe Price Balanced Fund ("Balanced Fund"), which invests in equity securities and fixed income securities, was added.

          The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The credited interest rates at December 31, 1997 for the various investment contracts ranged from 4.77% to 8.41%. The average yields of the Stable Value Fund for the year ended December 31, 1997 was 6.26%. All investment contracts in the Stable Value Found are fully benefit responsive and are recorded at contract value.

     b. Investment Valuation - Investments in securities listed on national securities exchanges are valued at closing composite prices published for the last business day of the year. Investments in guaranteed investment contracts included in the Stable Value Fund are stated at contract value. Investments in the Treasury Fund are stated at cost plus investment income which approximates fair value. Other investments are stated at fair value as determined by the Trustee.

     c. Investment Transactions and Investment Income--Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     d. United States Federal Income Taxes--The Plan is intended to be qualified under Section 401(a) and tax exempt under Section 501(a) of the Internal Revenue Code (the "Code"). The Plan received a favorable determination letter from the Internal Revenue Service dated June 16, 1995. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     e.   Distributions to Participants--Benefits are recorded when paid.

     f. General--The financial statements are prepared in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

     a. General Information--The Plan is an employee savings plan providing for both employer and employee contributions. The Plan includes pre-tax and after-tax savings features which are intended to qualify under Sections 401(k) and 401(a) of the Code, respectively. The Plan is intended to conform with the requirements of the Tax Reform Act of 1986 (TRA) and the Technical and Miscellaneous Revenue Act of 1988 (TAMRA).

     b. Administration of the Plan--The Administrative Committee is appointed by the Board of Directors (the "Board") of Ogden Corporation ("Ogden") and serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

          Prior to November 1, 1997, the Ogden Corporate Investment Committee had the authority to appoint investment advisors and to review the performance of the investment portfolio. Effective November 1, 1997, the OPI Investment Committee was established and charged with appointing investment advisors and reviewing the performance of the investment portfolio. Costs related to the administration of the Plan are paid by the participants out of Plan assets.

     c. Participation--Each employee who was, as of December 31, 1988, a participant in the Plan continued to be a participant if he/she was in the employ of the Company on such date. Each other employee who performs an hour of service after December 31, 1988 becomes a participant on the first day of the month coinciding with or next following the earlier of (i) the last day of a period of 6 months of continuous employment and (ii) the close of (a) a twelve-month period if he/she has at least 1,000 hours of service or (b) a Plan year during which he/she has at least 1,000 hours of service.

     d. Vesting--Vesting of employer contributions to the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                                     Percent
                 Years of Vesting Service in the Plan                Vested
               Less than one year of vesting service                     0%
               One but less than two years of vesting service           20
               Two but less than three years of vesting service         40
               Three but less than four years of vesting service        60
               Four but less than five years of vesting service         80
               Five or more years of vesting service                   100

          Participant contributions are immediately 100 percent vested.

     e. Contributions--Contributions paid by the Company are determined by the Board. The Board's determination may be expressed in terms of a stated percentage of the Company's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by the Company for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants. Participants may contribute one to ten percent of their annual compensation on a pre-tax and/or after-tax basis. For 1997 and 1996, participant pre-tax contributions could not exceed $9,500 in accordance with IRS Regulations.

     f. Distribution from the Plan because of Hardship--Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from his/her primary residence, or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     g. Payments from the Plan's Trust--The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

          i) Upon termination of service of a participant on or after his/her retirement date or by reason of his/her death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of his/her termination of service, whether or not such participant has a vested interest in such account, is paid from the Trust. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than the April 1st of the year following the year the participant attains age 70-1/2.

          ii) Upon the termination of service of any participant which occurs other than on his/her retirement date and for any reason other than death or disability, the terminated participant is paid in a lump sum amount equal to the value, as of the valuation date coincident with or following the date of his/her termination of service, of his/her vested interest, if any, in his/her account. Such payment is made to the participant as soon as practicable after his/her termination of service. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than April 1st of the year following the year the participant attains age 70-1/2.

               Any benefit payable under the Plan pursuant to (i) above is paid as one lump sum payment from the Trust, with a supplemental payment to be made as promptly as possible in respect to any contribution allocated to the participant's account for the Plan year.

     h. Loans--In accordance with Plan policy, participants can borrow against the vested portion of their account balance. Borrowings are limited to the lesser of $50,000 or 50 percent of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations (earnings) based on the loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the Trustee's prime lending rate plus one percent.

     i. Amendment, Suspension and Termination--The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to the Company any part of the Plan or of diverting any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Internal Revenue Code.

          The Company expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

3.   INVESTMENTS

     Prior to January 1, 1997, the Plan participated in the Trust with other Ogden Corporation subsidiary plans. Effective June 3, 1996 certain Ogden Corporation subsidiary plans withdrew their beneficial interest from the Trust. The following is a summary of the Trust's investments as prepared by the Previous Trustee and the Plan's beneficial interest in such investments at December 31, 1996:


Investments at fair value as determined
  by quoted market price:
  Equity Fund                                                $ 13,646,146
  Stock Fund                                                      892,236
  Magellan Fund                                                 3,602,908
  International Fund                                            3,127,811

Investments at contract value as determined by Trustee:
  Amex Fund                                                     7,882,191

Investments at cost plus accrued income, which
  approximates fair value as determined by the Trustee:
  Treasury Fund                                                 1,445,704
  Loan Fund                                                     1,239,476
                                                             ------------
Total Trust assets                                           $ 31,836,472
                                                             ------------
                                                             ------------
Plan's beneficial interest therein (Note 4)                  $ 29,260,805
                                                             ------------
                                                             ------------
Plan's beneficial interest percentage therein                        91.9 %
                                                                  -------
                                                                  -------
Trust's net appreciation in fair value of investments        $  5,505,678
                                                             ------------
                                                             ------------
Plan's beneficial interest therein (Note 5)                  $  2,700,363
                                                             ------------
                                                             ------------
Total Trust interest and dividend income as determined
  by the Trustee                                             $  3,393,266
                                                             ------------
                                                             ------------
Plan's beneficial interest therein (Note 5)                  $    834,934
                                                             ------------
                                                             ------------
*Total investment management fees charged to the Trust       $   (494,839)
                                                             ------------
                                                             ------------
Plan's beneficial interest therein (Note 5)                  $   (124,323)
                                                             ------------
                                                             ------------


4.   NET ASSETS AVAILABLE FOR BENEFITS BY FUND

     The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1997 and 1996:



                                          Equity                     Stable
                                          Income           Stock          Value         Treasury         Loan
                                           Fund            Fund           Fund            Fund           Fund
INVESTMENTS                             $15,283,551    $ 1,288,995     $ 6,245,734    $ 1,458,630    $ 1,131,752

RECEIVABLES - Employer contributions        862,853         85,752         305,604         99,461           --

TRANSFERS - Receivables (payables)
   from (to) other funds                      1,527         (1,527)           --             --             --
                                        -----------    -----------     -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS       $16,147,931    $ 1,373,220     $ 6,551,338    $ 1,558,091    $ 1,131,752
                                        -----------    -----------     -----------    -----------    -----------
                                        -----------    -----------     -----------    -----------    -----------




                                         Magellan     International      Balanced
                                           Fund           Fund            Fund          Total
INVESTMENTS                            $ 4,670,162    $ 2,595,024    $   757,498     $33,431,346

RECEIVABLES - Employer contributions        434,881        325,074         58,440       2,172,065

TRANSFERS - Receivables (payables)
   from (to) other funds                       --             --             --              --
                                        -----------    -----------    -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS       $ 5,105,043    $ 2,920,098    $   815,938     $35,603,411
                                        -----------    -----------    -----------     -----------
                                        -----------    -----------    -----------     -----------



December 31, 1996:



                                           Equity           Stock             Amex          Treasury          Loan
                                            Fund             Fund             Fund            Fund            Fund
INVESTMENTS - Value of interest in
  master trust                          $ 12,222,839     $    892,236     $  7,016,903    $  1,158,632    $  1,239,476

RECEIVABLES - Employer contributions         515,036           45,045          244,783          38,976            --

TRANSFERS - Receivables (payables)
  from (to) other funds                       (7,731)          (9,632)          19,656           1,091            --
                                        ------------     ------------     ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS       $ 12,730,144     $    927,649     $  7,281,342    $  1,198,699    $  1,239,476
                                        ------------     ------------     ------------    ------------    ------------
                                        ------------     ------------     ------------    ------------    ------------





                                           Magellan      International
                                             Fund            Fund                            Total
INVESTMENTS - Value of interest in
  master trust                          $  3,602,908     $  3,127,811                    $ 29,260,805

RECEIVABLES - Employer contributions         264,767          232,085                       1,340,692

TRANSFERS - Receivables (payables)
  from (to) other funds                      (13,140)           9,756                            --
                                        ------------     ------------                    ------------
NET ASSETS AVAILABLE FOR BENEFITS       $  3,854,535     $  3,369,652                    $ 30,601,497
                                        ------------     ------------                    ------------
                                        ------------     ------------                    ------------


5.   CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

     The changes in net assets available for benefits, by fund, for the year ended December 31, 1997, were as follows:


                                                      Equity                          Stable
                                                      Income          Stock            Value         Treasury          Loan
                                                       Fund           Fund             Fund            Fund            Fund
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends                          $  1,580,482    $     44,701    $    402,787    $     63,144    $     95,550
  Net appreciation (depreciation) in fair value
    of investments                                   2,026,696         420,410            --              --              --
  Investment management fees                           (51,377)         (3,289)        (15,744)         (4,083)           --
                                                  ------------    ------------    ------------    ------------    ------------
           Net investment earnings                   3,555,801         461,822         387,043          59,061          95,550
                                                  ------------    ------------    ------------    ------------    ------------
CONTRIBUTIONS:
  Employer                                             347,817          40,707          60,822          60,485            --
  Employee                                             579,858          38,110         282,460          50,944            --
                                                  ------------    ------------    ------------    ------------    ------------
           Total contributions                         927,675          78,817         343,282         111,429            --
                                                  ------------    ------------    ------------    ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS                         (981,783)       (125,281)     (1,191,860)        (21,230)           --
                                                  ------------    ------------    ------------    ------------    ------------
TRANSFERS FROM OTHER PLANS                                 600            --              --              --            15,777
                                                  ------------    ------------    ------------    ------------    ------------
TRANSFERS (TO) FROM OTHER FUNDS                        (84,506)         30,213        (268,469)        210,132        (219,051)
                                                  ------------    ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                      3,417,787         445,571        (730,004)        359,392        (107,724)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                 12,730,144         927,649       7,281,342       1,198,699       1,239,476
                                                  ------------    ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                     $ 16,147,931    $  1,373,220    $  6,551,338    $  1,558,091    $  1,131,752
                                                  ------------    ------------    ------------    ------------    ------------
                                                  ------------    ------------    ------------    ------------    ------------




                                                     Magellan     International     Balanced
                                                       Fund           Fund            Fund            Total
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends                          $    313,190    $    150,070    $     18,342    $  2,668,266
  Net appreciation (depreciation) in fair value
    of investments                                     682,384         (69,207)         39,192       3,099,475
  Investment management fees                           (14,252)         (7,610)           (497)        (96,852)
                                                  ------------    ------------    ------------    ------------
           Net investment earnings                     981,322          73,253          57,037       5,670,889
                                                  ------------    ------------    ------------    ------------
CONTRIBUTIONS:
  Employer                                             170,114          92,989          58,440         831,374
  Employee                                             321,121         248,984          18,896       1,540,373
                                                  ------------    ------------    ------------    ------------
           Total contributions                         491,235         341,973          77,336       2,371,747
                                                  ------------    ------------    ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS                         (469,240)       (267,705)           --        (3,057,099)
                                                  ------------    ------------    ------------    ------------
TRANSFERS FROM OTHER PLANS                                --              --              --            16,377
                                                  ------------    ------------    ------------    ------------
TRANSFERS (TO) FROM OTHER FUNDS                        247,191        (597,075)        681,565            --
                                                  ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                      1,250,508        (449,554)        815,938       5,001,914
                                                  ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                  3,854,535       3,369,652            --        30,601,497
                                                  ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                     $  5,105,043    $  2,920,098    $    815,938    $ 35,603,411
                                                  ------------    ------------    ------------    ------------
                                                  ------------    ------------    ------------    ------------

     The changes in net assets available for benefits, by fund, for the year ended December 31, 1996, were as follows:

                                                                                       Fixed
                                                      Equity          Stock            Income          Amex          Treasury
                                                       Fund            Fund             Fund           Fund            Fund
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends                           $    321,054    $     68,159    $    202,165    $        267    $     59,219
  Net appreciation (depreciation) in fair value
    of investments                                    1,965,603        (148,406)           --           293,414            --
  Investment management fees                            (84,345)         (3,176)        (17,009)         (6,260)         (2,480)
                                                   ------------    ------------    ------------    ------------    ------------
           Net investment gain from master trust      2,202,312         (83,423)        185,156         287,421          56,739
                                                   ------------    ------------    ------------    ------------    ------------
CONTRIBUTIONS:
  Employer                                              515,036          45,045            --           244,783          38,976
  Employee                                              456,575          55,211         244,178         138,373          54,215
                                                   ------------    ------------    ------------    ------------    ------------
           Total contributions                          971,611         100,256         244,178         383,156          93,191
                                                   ------------    ------------    ------------    ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS                          (816,137)       (178,442)       (381,561)       (273,014)        (18,066)
                                                   ------------    ------------    ------------    ------------    ------------
TRANSFERS TO OTHER PLANS                                 (3,990)         (2,434)           --              --              --
                                                   ------------    ------------    ------------    ------------    ------------
TRANSFERS (TO) FROM OTHER FUNDS                       1,303,730        (225,817)     (8,129,017)      6,883,779        (111,967)
                                                   ------------    ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                       3,657,526        (389,860)     (8,081,244)      7,281,342          19,897
                                                   ------------    ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                   9,072,618       1,317,509       8,081,244            --         1,178,802
                                                   ------------    ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                      $ 12,730,144    $    927,649    $       --      $  7,281,342    $  1,198,699
                                                   ------------    ------------    ------------    ------------    ------------
                                                   ------------    ------------    ------------    ------------    ------------





                                                       Loan         Magellan       International
                                                       Fund           Fund             Fund            Total
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends                           $     94,175    $     49,691    $     40,204    $    834,934
  Net appreciation (depreciation) in fair value
    of investments                                         --           311,052         278,700       2,700,363
  Investment management fees                               --            (7,212)         (3,841)       (124,323)
                                                   ------------    ------------    ------------    ------------
           Net investment gain from master trust         94,175         353,531         315,063       3,410,974
                                                   ------------    ------------    ------------    ------------
CONTRIBUTIONS:
  Employer                                                 --           264,767         232,085       1,340,692
  Employee                                                 --           349,949         179,115       1,477,616
                                                   ------------    ------------    ------------    ------------
           Total contributions                             --           614,716         411,200       2,818,308
                                                   ------------    ------------    ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS                           (12,886)       (227,163)        (45,214)     (1,952,483)
                                                   ------------    ------------    ------------    ------------
TRANSFERS TO OTHER PLANS                                   --            (1,455)           --            (7,879)
                                                   ------------    ------------    ------------    ------------
TRANSFERS (TO) FROM OTHER FUNDS                          (5,276)       (803,843)      1,088,411            --
                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                          76,013         (64,214)      1,769,460       4,268,920
                                                   ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                   1,163,463       3,918,749       1,600,192      26,332,577
                                                   ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                      $  1,239,476    $  3,854,535    $  3,369,652    $ 30,601,497
                                                   ------------    ------------    ------------    ------------
                                                   ------------    ------------    ------------    ------------


6.   SUBSEQUENT EVENT

     Effective January 1, 1998, participants in the Plan may not elect to, nor continue to, make after-tax contributions to the Plan. Any after-tax contributions made by a participant on or before December 31, 1997 and credited to his or her after-tax contribution account shall remain in such after-tax contribution account and will continue to be adjusted in accordance with the provisions of the Plan document.


                                     ******

OGDEN PROJECTS PROFIT SHARING PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

--------------------------------------------------------------------------------


                                       Description of     Number                      Current
       Identity of Issue                  Investment     of Shares      Cost           Value
MUTUAL FUNDS:
  T. Rowe Price Equity Income Fund       Mutual Fund       584,493   $13,490,059   $15,283,551
  T. Rowe Price Stable Value Fund        Mutual Fund     6,245,735     6,245,734     6,245,734
  Merrill Lynch Treasury Fund            Mutual Fund     1,458,630     1,458,630     1,458,630
  Fidelity Magellan Fund                 Mutual Fund        48,666     4,071,503     4,670,162
  T. Rowe Price International
    Stock Fund                           Mutual Fund       194,015     2,697,238     2,595,024
  T. Rowe Price Balanced Fund            Mutual Fund        45,798       719,587       757,498
                                                                     -----------   -----------
                                                                      28,682,751    31,010,599

COMMON STOCKS:
 *Ogden Corporation                      Common Stock       45,051     1,024,432     1,288,995

PARTICIPANT LOANS:
  Participant Loans                      Loans                 N/A     1,131,752     1,131,752
                                                                     -----------   -----------
TOTAL ASSETS HELD FOR
  INVESTMENTS                                                        $30,838,935   $33,431,346
                                                                     -----------   -----------
                                                                     -----------   -----------


*Party-in-interest

OGDEN PROJECTS PROFIT SHARING PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

--------------------------------------------------------------------------------


                                     Description     Purchase      Selling       Cost of       Net Gain
        Identity of Issue             of Assets       Price         Price         Asset         (Loss)
SINGLE TRANSACTIONS:
  Fidelity Magellan                  Mutual Fund   $ 3,583,464   $      --     $      --       $   --
  T. Rowe Price Stable Value Fund    Mutual Fund     6,867,124          --            --           --
  T. Rowe Price International
    Stock Fund                       Mutual Fund     3,136,091          --            --           --
  T. Rowe Price Equity Income Fund   Mutual Fund    12,100,332          --            --           --
  T. Rowe Price Equity Income Fund   Mutual Fund     1,580,483          --            --           --

SERIES OF TRANSACTIONS
  INVOLVING SECURITIES OF
  THE SAME ISSUE:
  Merrill Lynch Treasury Fund        Mutual Fund     1,817,114          --            --           --
  Fidelity Magellan                  Mutual Fund     5,043,746          --            --           --
  T. Rowe Price Stable Value Fund    Mutual Fund     8,857,645          --            --           --
  T. Rowe Price Stable Value Fund    Mutual Fund        --          2,367,127    2,367,127         --
  T. Rowe Price International
    Stock Fund                       Mutual Fund     4,132,226          --            --           --
  T. Rowe Price Equity Income Fund   Mutual Fund    13,204,137          --            --           --
  T. Rowe Price Equity Income Fund   Mutual Fund                   2,432,245     2,199,042      233,203